EXHIBIT 12

AEP TEXAS NORTH COMPANY
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	2001	2002	2003	2004	2005	3/31/06
EARNINGS (LOSS)
Income (Loss) Before Income Taxes	$17,881	$(25,780)	$85,926	$70,168	$60,053	$53,767
Fixed Charges (as below)	24,916	21,884	23,135	22,715	20,987	20,517
Total Earnings (Loss)	$42,797	$(3,896)	$109,061	$92,883	$81,040	$74,284

FIXED CHARGES
Interest Expense	$23,275	$20,845	$22,049	$21,985	$19,817	$19,195
Credit for Allowance for Borrowed Funds Used During Construction	1,130	379	367	217	378	530
Estimated Interest Element in Lease Rentals	511	660	719	513	792	792
Total Fixed Charges	$24,916	$21,884	$23,135	$22,715	$20,987	$20,517

Ratio of Earnings (Loss) to Fixed Charges	1.71	(0.17)	4.71	4.08	3.86	3.62